Exhibit 6.8

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Services Agreement (this “Agreement”) is made and entered into as of July 18, 2018 by and between JumpStart Securities, LLC (“JumpStart”, “us, “our”, or “we”) and XTI Aircraft Company (“Issuer”, “you” or “your”). JumpStart and Issuer are individually referred to herein as a “Party” collectively referred to as the “Parties”.

WHEREAS, JumpStart is a registered broker-dealer providing capital markets, compliance, and other services for market participants, including issuers conducting private and public offerings of securities pursuant to the Securities Act of 1933, as amended (the “Act”); including, but not limited to exemptions such as Regulation D and Regulation S. JumpStart offers proprietary tools and technology, negotiated third-party integrations, and has developed operational services, including limited customer service and compliance, all in an effort to provide certain back-end tools and specific compliance services to issuers raising capital; and,

WHEREAS, Issuer is undertaking a capital raising effort pursuant to Federal and state regulations (“Offering”); and,

WHEREAS, Issuer desires to retain JumpStart and JumpStart desires to be retained by Issuer pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Appointment of JumpStart:

a.	Subject to the terms of this Agreement, Issuer hereby engages and retains JumpStart, and JumpStart hereby agrees, to serve as broker-dealer of record for the sale of Issuer’s debt or equity securities (the “Securities”) to certain investors, at Issuer’s discretion, who wish to invest and who are not otherwise represented by a registered broker-dealer pursuant to a selling agreement with Issuer. JumpStart shall perform the “Services” set forth in Section 2 below during the Offering period, commencing on the date hereof and until the earlier of the completion or cancellation of the Offering or the termination of this Agreement as provided herein. Issuer acknowledges and agrees that JumpStart is only required to use its “commercially reasonable best efforts” in connection with the Offering and that this Agreement does not constitute a commitment by JumpStart to purchase the Securities or introduce Issuer to prospective investors.

b.	JumpStart shall serve as the broker-dealer of record for those referred investors participating in the Offering, being conducted directly by Issuer on a “best efforts” basis pursuant to the Act and to render the Services requested by the Issuer and applicable to the Offering. The Issuer agrees to conduct the Offering in a manner intended to comply with the registration or qualification requirements, or available exemptions therefrom, under applicable state securities laws. The Issuer shall be responsible for compliance with the filing requirements of the securities laws of all applicable countries, states of the U.S., and other jurisdictions. The Securities will not be registered under the Act, but will be issued in reliance on the private offering exemption available under the Act.

c.	JumpStart’s obligations under this Agreement are subject to the completion of its due diligence and Issuer agrees to provide JumpStart with all due diligence materials as JumpStart reasonably requests and any responsive documents to such requests shall be complete and accurate.

d.	JumpStart is not being engaged to serve as placement agent, financial advisor or underwriter. JumpStart will accept the Offering’s terms and structure as determined solely and exclusively by Issuer and its advisers. Issuer will provide JumpStart with the offering materials and disclosures, including the investor subscription agreement and the offering memorandum/private placement memorandum (if any) (collectively, the “Offering Materials”). Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from JumpStart. Issuer unequivocally agrees that JumpStart does not, will not, and has not at any time provided any securities, legal, financial or accounting advice to Issuer, and that any communications related to the Offering and to Issuer’s business in general are deemed to be casual conversation, and Issuer represents that it will only rely on the advice of its legal, tax and financial advisors. Jumpstart will not provide investment, tax and legal advice to the Issuer or any Investor with respect to the Offering nor will JumpStart solicit or recommend the purchase of Securities to any investors.

2.	Services: Subject to the terms of this Agreement, JumpStart shall provide Issuer with the following services in connection with the Offering (collectively, the “Services”):

a.	Accept investor subscriptions from Issuer in electronic format as well as via other means as is appropriate from time to time;

b.	Review investor information, including Know-Your Customer (“KYC”) data, perform anti-money laundering (“AML”) checks, and determine, in our sole and absolute discretion, whether or not to accept any given investor as a customer of JumpStart;

c.	Review the subscription agreement the investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether or not to accept the use of the subscription agreement for the investors participation;

d.	Contact Issuer and/or Issuer’s agents, if needed, to gather additional information or clarification with respect to an individual investor or the Offering;

e.	Provide Issuer with prompt notice for investors and/or transactions we decline to accept;

f.	Maintain files and records as required by SEC Rules 17a-3 and 17a-4; and

g.	Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML).

3.	Issuer Responsibilities: Issuer hereby represents and warrants to, and covenants with, JumpStart that as of the date hereof and at each closing of the transactions contemplated by this Agreement (“Closing”):

a.	Refer investors, at its sole and arbitrary discretion, to become customers of JumpStart;

b.	Provide prospective investors with the Offering Materials and update such Offering Materials to ensure that there are no misstatements or omissions of material fact.

c.	Establish internal procedures to educate and orientate all Issuer staff on the purposes and goals of this Agreement and ensure compliance with applicable rules and regulations with respect to the Offering;

d.	Ensure investors understand they are making a “self-directed” decision, and provide JumpStart with all KYC details and data that we reasonably request and require to meet our regulatory mandated responsibilities and as needed pursuant to our operating policies and procedures;

e.	Immediately, but not later than within 24 hours, notify JumpStart with details (i) of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering, and (ii) any changes in facts or circumstances that would result in the disclosure provided in the Offering Materials and/or due diligence as no longer being complete and accurate;

f.	Ensure that every investor participating in a Rule 506(c) offering is “accredited” as the term is defined by Rule 501 of Regulation D;

g.	Ensure that you and your staff understand that you, as Issuer, will generally have a direct relationship with your investors;

h.	Establish an escrow account and JumpStart shall be a party to such Escrow Services Agreement;

i.	Ensure that all regulatory filings are timely made, including without limitation filing Form D, blue-sky filings and with other authorities as required for the Offering being conducted and the general business of Issuer;

j.	Ensure that no transaction based fees, commissions or other consideration based upon the amount, sale of securities or success of the Offering are paid to any persons other than those registered with the Securities and Exchange Commission and Financial Regulatory Authority, as applicable;

k.	Include language in your investor subscription agreement which discloses that Issuer is paying success and other broker-related fees in the Offering, some of which will be paid out of escrow against net funds due to the issuer upon any closing;

l.	Offering Materials will at all times be complete, accurate and not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

m.	All promotional activities it engages in as related to the Offering shall be balanced and in compliance with all applicable rules and regulatory guidance, as well as industry best practices. Issuer will not compensate any person for directly selling securities unless such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside.

n.	Promptly notify Jump Start of investments made in the offering directly between the Issuer and investors, including the date and total dollar amount of securities sold.

4.	Compensation: As compensation for services rendered and to be rendered hereunder by JumpStart shall be entitled to the following compensation:

a.	Non-Contingent Fees: There are administrative service fees, which include but are not limited to, AML checks of the issuer and its associated persons, AML checks of investors, together with any expenses incurred in providing these services. Non-contingent fees are those which are not conditional upon a specific amount being invested or raised, or the successful closing of the Offering or any other event and are payable to Jumpstart regardless of result. Non-contingent fees are generally charged to Issuer at the time of the service is requested (not completed or acted upon) and are nonrefundable. The fee for anti-money laundering checks will be – US individual investor $2/US legal entity investor $5/ international individual investor $60/international entity investor $75. There will be a fee for exception processing for soliciting additional information from investors in order to complete the AML checks, which will be $5/exception.

b.	Success Fees: Issuer agrees to pay JumpStart at each Closing, a cash fee payable upon each Closing equal to one percent (1%) of the gross amount raised by the Issuer on the Offering on trades executed by JumpStart, such fee to be paid at each Closing directly from the escrow account for the Offering. No fees shall be due to JumpStart with respect to (i) any amount raised by the Issuer in the Offering prior to the date of this Agreement, (ii) any amount sourced directly by and raised by the Issuer and (iii) any issuances of the Issuer’s securities other than this Offering.

c.	Expenses: Issuer shall reimburse JumpStart for any out-of-pocket expenses incurred by us in relation to services we provide under this Agreement. Any individual expense in excess of $50.00 shall require the prior written approval of Issuer or its representative, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to JumpStart at the time they are incurred.

d.	Payment Terms: JumpStart will generally charge non-contingent fees directly to Issuer’s bank account via ACH-debit. Your account shall have sufficient funds for the anticipated fees to be incurred at all times. Contingent fees are due upon Closing and will generally be paid directly from escrow at each Closing, and Issuer hereby irrevocably authorizes JumpStart to deduct from escrow any and all unpaid fees, including contingent and non-contingent fees. Issuer further irrevocably authorizes JumpStart to deduct non-contingent fees directly from Issuer’s bank account via ACH-debit. Issuer will be responsible to pay contingent fees due hereunder. JumpStart shall maintain the blotters, books and records of business transacted and amounts due to JumpStart thereunder.

e.	Syndication/Selling Partners: In the event that Issuer, either directly or through JumpStart, enters into selling agreements with any other broker-dealer(s) then JumpStart is hereby authorized to remit applicable fees to those parties as needed. Issuer agrees that JumpStart may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to JumpStart under this Agreement.

f.	Compensation upon Termination: In the event of termination of the Offering by Issuer, which shall not include if the Offering does surpass the minimum amount as defined in the Form 1-A filed with the SEC, as applicable, Issuer agrees to reimburse JumpStart Securities for, or otherwise pay and bear, the full amount of JumpStart’s accountable expenses incurred to such date (which shall include, but shall not be limited to, all fees and disbursements up to an aggregate reimbursement cap of $12,000.

5.	Non-Exclusivity, No Underwriting: JumpStart is not participating as an underwriter and under no circumstance will it solicit any investment in Issuer, recommend the Issuer 's securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. JumpStart is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. All inquiries regarding this Offering should be made directly to Issuer. This Agreement is otherwise non-exclusive and shall not be construed to prevent either Party from engaging in any business activities.

6.	Limited License of Trademarks: During the term of this Agreement, Issuer is granted a limited non-exclusive and revocable license to use JumpStart’s name, logo and trademarks on its website and other marketing materials to disclose that JumpStart is acting as a registered broker-dealer intermediary, so long as the use of JumpStart’s name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by JumpStart, or that Issuer or its agents are authorized to act as a securities agent or a representative of JumpStart. Furthermore, it is agreed that JumpStart and Issuer each, have the option to use the name and logo of one another in disclosing the existence of this business relationship.

7.	Independent Contractor: It is agreed that JumpStart and Issuer are independent contractors for the business and services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and JumpStart have anything other than an arm’s length and independent relationship. Both JumpStart and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.	Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

a.       Either Party may terminate their participation in this Agreement without cause by giving 10 days written, email notice to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination.

b.       In the event that JumpStart is unable to complete due diligence either (1) because of lack of cooperation on the part of Issuer (for instance, but not limited to, the Issuer not providing JumpStart with information or documents requested by JumpStart) or (2) because JumpStart uncovers “red flags” about the Issuer that cause JumpStart to be not satisfied that it can in good faith provide services in the Offering, JumpStart may terminate this Agreement (1) without further obligation on the part of JumpStart to proceed with this Offering and (2) without any obligation on the part of JumpStart to reimburse to Issuer any monies advanced by the Issuer to JumpStart. In short, JumpStart’s obligations under this Agreement are expressly conditioned upon “due diligence” on the Issuer that is both complete in the opinion of and satisfactory to JumpStart.

9.	Indemnification: Issuer will defend, indemnify, and hold harmless each of JumpStart, its officers, directors, employees, affiliates, agents, and every officer, director and employee of such affiliate and agent (collectively, “Indemnified Party”), from and against any and all claims, losses, damages, and liabilities, joint or several, (or actions, including shareholder actions, in respect thereof) (collectively, “Losses”) related to or arising directly or indirectly out of the Offering or services contemplated hereunder, including any and all representations, warranties and covenants of Issuer set forth in this Agreement, the investor subscription agreement and/or in connection with claims arising from or based on any Issuer information provided by Issuer to JumpStart being inaccurate or misleading based on the failure by Company to provide information necessary to make the materials provided by Company to JumpStart not misleading. Notwithstanding the foregoing, Issuer will not, however, be responsible for any Losses which are finally judicially determined to have resulted solely from JumpStart’s gross negligence or intentional misconduct. Issuer shall assume the defense of such action, including the employment and fees of counsel (reasonably satisfactory to JumpStart) and payment of reasonable and accountable expenses. If a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Issuer shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Issuer and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Issuer, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations.

10.	Confidentiality and Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, nonpublic information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require JumpStart to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11.	Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to: JumpStart Securities, LLC: jonathan@jumpstartsecurities.com

12.	Dispute Resolution, Applicable Law and Venue, Attorneys Fees: This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The Issuer and JumpStart each (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Issuer and Placement Agents further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process in any such suit, action or proceeding. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement. The prevailing Party in any such litigation shall be entitled to collect from the non-prevailing Party any judgment or settlement sums due plus reasonable attorney’s fees, court costs and other expenses incurred by the prevailing Party for such collection action.

13.	Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and JumpStart with respect to the Offering. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement cannot be amended orally.

Company Name:	XTI Aircraft Company
Contact:	Andrew Woglom
Address:	awoglom@xtiaircraft.com

14.	SUBSTITUTE FORM W–9 — TAXPAYER IDENTIFICATION NUMBER CERTIFICATION: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name:	JumpStart Securities, LLC
Contact:	Jonathan Self
Address:	3455 Peachtree Road, NE 5th Floor Atlanta, GA 30326
Tax ID Number (EIN):	274112347
[X]	We are exempt from backup withholding.

Under penalties of perjury, JumpStart Securities hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.	Electronic Signature and Communications Notice and Consent: Issuer and JumpStart hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if actually signed in writing. Further, all parties agree that no certification authority or other third party verification is necessary to validate any electronic signature; and that the lack of such certification or third party verification will not in any way affect the enforceability of their signature or resulting contract between Issuer and JumpStart. Each Party understands and agrees that their e-signature executed in conjunction with the electronic submission of this Agreement shall be legally binding and such transaction shall be considered authorized by them. Each Party agrees that their electronic signature is the legal equivalent of their manual signature on this Agreement consents to be legally bound by this Agreement’s terms and conditions. Furthermore, Issuer and JumpStart hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the Parties, may be made by email, sent to the email addresses of record as set forth above, or as otherwise from time to time is changed or updated and disclosed to the other Party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the Parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients spam filters by the recipients email service provider, or due to a recipients change of address, or due to technology issues by the recipient’s service provider, the Parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, and if you desire physical documents then you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date set forth above.

JumpStart Securities, LLC

By:
Name:
Title:

XTI Aircraft Company
By:
Name: David Brody
Title: Chairman and President

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